July 6, 2006		Mayer, Brown, Rowe & Maw LLP 1675 Broadway New York, New York 10019-5820
VIA EDGAR AND UPS		Main Tel (212) 506-2500 Main Fax (212) 262-1910 www.mayerbrownrowe.com
Ms. Sara D. Kalin Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549
Re:	Stanwich Asset Acceptance Company, LLC Registration Statement on Form S-3 Filed May 17, 2006 File No. 333-134218	Terry Schiff Direct Tel (212) 506-2539 Direct Fax (212) 849-5539 tschiff@mayerbrownrowe.com

Dear Ms. Kalin:

This letter is submitted on behalf of Stanwich Asset Acceptance Company, LLC (the ‘‘Registrant’’) in response to comments of the Division of Corporation Finance of the Securities and Exchange Commission (the ‘‘Commission’’) on the Registrant’s registration statement on Form S-3 (the ‘‘Registration Statement’’) as set forth in the letter from you, dated May 31, 2006.

We are at this time, on behalf of the Registrant, submitting Pre-Effective Amendment No. 1 to the Registration Statement (the ‘‘Amendment’’) electronically via Edgar. As well, we are enclosing three (3) hard copies of the Amendment. For your convenience, we have also enclosed three (3) blacklined copies of the Amendment, marked to indicate the changes that have been made in response to the staff’s comments and other changes.

For reference purposes, the exact text of the Commission’s numbered comments in the May 31, 2006 letter has been reproduced in italics with the Registrant’s response indicated below each comment. Page number references in the Registrant’s responses refer to the relevant pages of the blacklined copy of the Amendment. Capitalized terms used, but not defined herein, have the meanings set forth in the Amendment.

Registration Statement on Form S-3

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Berlin Brussels Charlotte Chicago Cologne Frankfurt Houston London Los Angeles New York Palo Alto Paris Washington, D.C.
Independent Mexico City Correspondent: Jauregui, Navarrete y Nader S.C.

Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

Mayer, Brown, Rowe & Maw LLP

July 6, 2006

Response: Stanwich Asset Acceptance Company, LLC, as depositor, has confirmed that all such Exchange Act filings for each such issuing entity, have been made within the required time period during the last twelve months. The CIK codes for such entities are as follows:

•    Carrington Home Equity Loan Trust, Series 2005-NC4 (0001336281)
•    Carrington Mortgage Loan Trust, Series 2005-NC5 (0001340529)
•    Carrington Mortgage Loan Trust, Series 2005-FRE1 (0001343368)
•    Carrington Mortgage Loan Trust, Series 2006-NC1 (0001350665)
•    Carrington Mortgage Loan Trust, Series 2006-NC2 (0001364717)
•    Carrington Mortgage Loan Trust, Series 2006-OPT1 (0001355619)
•    Carrington Mortgage Loan Trust, Series 2006-RFC1 (0001362196)
•    Carrington Mortgage Loan Trust, Series 2006-FRE1 (0001365984)

2.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Response: We confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response: We confirm that the Registrant will file unqualified legal and tax opinions at the time of each takedown.

Prospectus Supplement

Important Notice About Information, page 4

4. Please delete the first sentence of the third full paragraph on this page.

Response: We have revised the first sentence of the third full paragraph on page 4 of the form of prospectus supplement.

*    *    *

Mayer, Brown, Rowe & Maw LLP

July 6, 2006

If you have any additional questions, please do not hesitate to contact me at (212) 506-2539 or William Malpica of Mayer, Brown, Rowe & Maw LLP at (212) 506-2228. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,
/s/ Terry Schiff Terry Schiff

cc:	Diane Citron Scott Siegler Jon Van Gorp William Malpica